FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of January 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Establishes New Subsidiary in Shanghai, China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on January 10, 2012, in Kyoto, Japan

Nidec Establishes New Subsidiary in Shanghai, China

Nidec Corporation (NYSE: NJ) announced today that it has established a new subsidiary named NIDEC MANAGEMENT SHANGHAI CORPORATION in Shanghai, China. The new subsidiary will supervise, control and coordinate the financial activities of Nidec Group companies in China as a vehicle to generate higher capital efficiency.

Outline of the New Subsidiary

1.

Company name

NIDEC MANAGEMENT SHANGHAI CORPORATION

2.

Company address and contact information

Address:    Room 837B, Tower 1, No. 977, Shangfeng Rd., Pudong New District, Shanghai, China

Telephone:  +86 (573) 85090777 (Ext.) 318

Fax:       +86 (573) 85090518

3.

Date of establishment

November 2, 2011 (Planned date of commencing operations: January 11, 2012)

4.

Capital

US$ 2 million (100% invested by Nidec Corporation)

5.

Executives

Mr. Masuo Yoshimatsu, Chairman (Director, senior vice president and CFO of Nidec Corporation)

Mr. Kiyoyoshi Takegami, President (Executive officer of Nidec Corporation)

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